Exhibit 1

Transactions in the Securities of the Issuer Since the Most Recent Filing of Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

Purchase of Common Stock	100,000	$3.3918	03/20/2026
Purchase of Common Stock	50,000	$3.8636	04/15/2026